[Music]
00:09
morning my name is Dave Michael
00:13
I'm joined by the lovely Brian conscious
00:15
young together we are the Cardinal
00:18
brewing project so the Cardinal brewing
00:21
project is something we're doing
00:23
together where we're meeting up with
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Indiana Brewers and breweries we're
00:28
making beers together the idea is to
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just kind of talk to the Brewers get an
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idea of their history in the industry
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why they do it how they got into it
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we're also going to be looking at the
00:39
breweries themselves history of the
00:43
breweries they're set up something that
00:45
might make them unique to other Indiana
00:48
breweries we're gonna be making some
00:50
sort of beer together and talking about
00:53
techniques of professional brewing I am
00:57
a professional brewer I got my start
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Chapman Brewing Company in Angola so I
01:06
was there for a few years under the head
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brewer Jarrod Adler there he's still
01:12
there hopefully we'll be doing one of
01:13
these with them pretty soon after that I
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moved out to Denver for a while where I
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made whiskey for straining hands and the
01:22
way it's training hands makes whiskey is
01:23
essentially but they do a nun hop Baltic
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Porter wasn't foreign for me at all I
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just made the same beer every day just
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without hops after that move back here
01:36
it's the Indiana where I was a head
01:38
brewer for evil check for a while that's
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where I met Brian Brian and I worked
01:42
there together for a while he designed
01:45
the can art for a chocolate chip mint
01:49
lager that I made called mint chick he
01:52
also did the artwork for a wheat wine I
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made called wheat Walker it's a game of
01:58
Thrones
01:59
we tweet as of last night
02:03
I am the new head brewer for the Strand
02:07
brewery that's a brewery in Michigan
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I'll be working there temporarily until
02:13
a startup in Indiana starts I can't say
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much about that right now to be
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continued to be continued we take
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possession of the building in the next
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few weeks so I have to wait at least
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until then before I can say what it's
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called where it's gonna be I'll be
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leaving the Strand to go to this new
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brewery Indiana brewery probably eat
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early fall that's me we're on our way to
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our first collaboration with South Bend
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brew works where we'll be praying with
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owner and Brewer Steve Lowe South Bend
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Brewers is right downtown it's a cool
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little one barrel brewery he's set up in
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the basement we're gonna be making a
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Berliner Weisse today a kettle soured
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Berliner Weisse we're fruiting it was
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something I don't remember what we're
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gonna do for fruit but there's gonna be
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fruit in there so far so we're on our
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way there right now

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[Music]

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[Music]

03:39

[Applause]

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[Music]

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warning burning

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welcome to something boomers see you at

04:07

the money well we all set and then head

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on down I think so okay the first time

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you came here very narrow stairs

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what's shoehorned into an old state

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theater to build a long time ago where

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people were the sides we are now so I'll

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put low bridge here watch your hand

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coming down watch your beer Brian try

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not to get tangled thank you sir right

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mixing beer beer

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[Music]

04:53

we get most of our baseball's in females

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simply because I would be there all day

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long as I know that it's good for what

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we use it for and a little engine that

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could you know what we start with the
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water obviously we have a reverse
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osmosis system downstairs so we just
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take the city water typically and then
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add back in your salt you know what we
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need to build the water profile for the
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beer of the style that you're doing the
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mash time it's just uh when I have Faro
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basically 55-gallon tank so we use a lot
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Nano and let's not forget to work out
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the boil kettle is the same thing
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55-gallon we do have an extension for it
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that we can boil up to 90 so we can
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double batch and do a larger batches we
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don't have enough space for larger
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fermenters conical things like that so
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we use the blue Polly's with a food
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grade liner airlock
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you seal them up good I know that's not
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necessarily the ideal way to do it but
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to be honest with you you know I've done
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I'm coming up on about 80 or 90 batches
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of beer at this point I get to have a
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single issues with that try to take as
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much care as I can and being clean you
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know controlling the environment as much
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as we can
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sanitary so far the results are you know
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working out so at some point I'd like to
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figure out if we can shoot on a
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different form enter in there and see
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what we pitch East and not have to throw
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stuff out but it is what it is at the
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moment and it's making it work from
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there we do have a three barrel break
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tank which is about its fanciest
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equipment is you're gonna find
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downstairs I love that little guy
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because I can move it around and you
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know bring it out when I need to clean
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it and and it's been one of the big
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things that has changed with our beer
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since we took over it's just consistent
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carbonation they've had issues in the
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past yeah

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everything goes into brake tank and then

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in the end of the cake from there and

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you know it's fast and patrician you

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know

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you get it up so that's been a big big

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change small when you really consider it

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but you know it's made a big difference

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in terms of the consistency the body and

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beards going out on the path that's

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pretty much it

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[Music]

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well we're making a Berliner I hadn't

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done a sour beer before I'm glad that

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you came along and you can kind of walk

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me through the process and as a new

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Brewer some techniques we're a little

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intimidating I didn't want to you know

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please jump into him I mean sometimes I

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could jump in and try it but that was

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one of those things where I wanted to

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have a little little help a little

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guidance it's part of our self and cub
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scenes line of beers we've got a couple
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on right now and this one is gonna be
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called the and Russia Berliner named
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after Andrew Berlin the owner of the
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South End cub what he's done that bring
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save baseball in South Bend and help
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revitalize the community brew works only
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first open in 2014 part of the
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revitalization process in downtown South
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Bend that is really going strong and
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that's just another example of you know
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what's happening down here and then you
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know things Andrew Berlin so you'd have
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to brew a Berliner you know there's no
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other option I'm looking forward to
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seeing how that thing turns out but it's
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gonna be different
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[Music]
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my history was brewing basically started
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at the end of July last year I had not
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brewed at all previous owner to Delhi
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bought it off of suddenly decided that
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my wife and I were the ones that he
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wanted to buy the place
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and that included learning how to brew
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kind of on a crash course it's kind of a
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self-contained unit down there it's kind
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of a one-man show once I got the
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equipment down then it was a matter of
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learning the little tricks along the way
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to improve the process and I think
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that's been one of the big differences
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lately is it's just more attention is
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being paid adhere here
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and I think that's why we're getting
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these good feedback trying to make
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little improvements where I can with the
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equipment that we have or if we can
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upgrade you know I want to do that I
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just kind of jumped into it and so I'm
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hopeful that I'll be able to continue to
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learn and grow
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[Music]
09:24

why not do you know but but specifically
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I'm hanging out at the bar here with
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people not knowing them from you know
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the time they walk in the door and you
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know sharing a beer with them and you
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know hearing their stories where they're
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from where they're going you know that's
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what beer does when you can sit around
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and it's communal you know it's there's
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a long history behind that behind that
09:54
was here and I mean I'm proud to be able
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to keep that going you know and in our
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little place here it's just a good time
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to hang out and share your story or
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listen to someone else's story and it
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brings that out in people and that's
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possible
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so today we're making a kettle sour
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Berliner Weisse so the way that I
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learned how to do it was just through a
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podcast on the brewing network called
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the sour hour they explained how they do
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kettle sours with the brewer from three
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bench a normal Berliner bring do we
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collect all the ward you bring up to a
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boil for only probably five minutes just
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to kind of kill off anything that might
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have been in there you don't do your
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full boil the first day with this setup
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you have date plate chiller that pulls
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through so we start the whirlpools start
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pulling everything down while that's
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happening we irrigate with co2 to push
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out any oxygen that's in the board but
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once that comes to temperature show off
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the world whole what we let some of the
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co2 is still bubbled through there to
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get any last bits of oxygen out of there
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once we're at ten once we first expand
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then we're gonna have the lactobacillus
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from Omega something else that you can
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do is create a set of five either Lord
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doing that you just add some lactic acid
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bring it down to about 4.5 eh what I'm
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going to do that today we're just going
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to give it a little extra time but we're
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gonna hit with a big healthy those
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lactobacillus gonna let it sit for
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probably a couple days around 85 degrees
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the string does pretty well right in
11:45
there he's going to continue to check
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the pH for the next couple days
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once it gets right around three and a
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half pH he's going to treat it like a
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normal beer so he's gonna bring it up to
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a normal boil it's gonna kill off all
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the lactobacillus in there add a little
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hops cool it down transfer it and pitch
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them dry uso puppies it's just really
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like a normal beer after that this is a
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quick souring method kettle souring
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some people do it a little bit
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differently this is a way that I learn
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how to do it it's worked pretty well for
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me and that's how we're doing it today
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[Music]
12:22

hey Brian you know what time it is
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I don't know Dave what time is it each
12:26
time for beer Ron
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[Music]
12:38
the finest beer to come out of the
12:40
Golden Age of beers a beer that uses
12:45
only the finest things
12:49
goldmine brew is brewed from the purest
12:51
artesian spring water it contains a
12:55
calorie count that doesn't matter to
12:57
your taste buds goldmine brew the first
13:09
quintuple cold filtered beer in its
13:12
lifetime
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[Music]
13:15
goldmine brew but beer brewed for the
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manliest of men but up here's heaven
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enough for everyone
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[Music]
13:35
[Music]
13:43
okay so we're here for our first beer
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run since they tell us what we're
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drinking here today we are drinking the
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stargazer
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sorry flagship IPA of the crew works
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Citra hop based IPA that just i have to
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throw it all the time like hanky buckled
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in
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mostly Citra hops a little bit of
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Amarillo but yeah a nice big dry hop of
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sitri it's a nice citrusy juice so I
14:34
definitely get the Citroen oxides their
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bitterness to it
14:41
and Columbus is the bittering hops not a
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big it's not big dose that the first
14:45
work just to kind of another cell yeah
14:48
bounce it out give it that I personally
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like the hoppy beers I'm a little West
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Coast you know IPA guy most people that
14:57
come here are looking for the
14:59
sensational stuff which is why I did the
15:01
hazy and just went I mean I know it's
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hot right now but I'm gonna went so fast
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but always yeah I always go back to the
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higher IBU stuff when I I think we're
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gonna take a little bit more time on
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earth
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[Music]
15:26
started by three guys back in 2014 and
15:30
he's really built around the idea that
15:31
it was going to be a community
15:33
partnership besides just a brewery I
15:36
think that that's what really sets the
15:39
alerts apart we have three community
15:40
partners every time you buy a beer here
15:42
you get a bottle cap if you can donate
15:43
that back to one of those partners it
15:45
represents you know their 50 Cent's or a
15:47
quarter every time you drink a beer here
15:49
you're giving back to one of these
15:51
nonprofit partners I'm here for Biddy's
15:53
motto it's our Tito out there on the 20
15:57
to over 22 thousand dollars donated back
15:59
to the three nonprofits last year
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there's not an insignificant amount you
16:03
know we have for work community partners
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each month we do a rotating fourth
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partner so like this month beer special
16:11
is Logan Irish red ale for the Logan
16:15
Center every every year in March they do
16:17
their Logan nose on to raise money
16:20
that's a big part of how this place that
16:22
started and what it's all about and then
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the other part is just trying to make
16:27
good beer it's been three years of trial
16:29
and error or we got started my wife and
16:31
I and I'm just been trying to take what
16:33
they've done and if I can improve on it
16:35
I do that just try to make it as
16:37
consistent as possible and I think so
16:40
far the results have been pretty good
16:42
Joel Miller and Heather there we go
16:43
here's the head brewer heavenly go to
16:45
the original brewer here at brewer work
16:46
something got it started
16:47
we're still working with a lot of this
16:50
stuff that he's you know created to this
16:52
place so you know I feel actually
16:54
embedded to him
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[Music]
16:59
a lot of the stuff that you see here is
17:03
reclaimed reused recycled as much as we
17:05
can it's another way that this place is
17:08
kind of ingrained with the community the
17:10
local community around here the bar top
17:11
here used to be bowling lanes if you'll
17:14
Deacon bowl on the west side of South
17:16
Bend so they will refinish it's pretty
17:18
pretty unique given that you don't see
17:21
too many bowling alley bar tops the
17:23
chairs were salvaged basically from the
17:26
old st. Joe's st. Joe Catholic High
17:28
School on the other side of the river
17:30
over here not too far away a lot of this
17:32
stuff is just reclaimed reused and given
17:35
a new purpose there the founding
17:38
principle
17:41
[Music]
17:46
so every two months we swap out for
17:49
another local artist and we want local
17:52
guys local people men and women to show
17:54

off their art in a way that maybe they
17:56
hadn't had a chance to do so before and
17:58
then maybe even sell a little bit the
17:59
previous artists that was up last month
18:02
the end up selling a few hundred dollars
18:04
with the paintings out the walls which
18:06
you know and all goes to them live a
18:08
little arrangement with the artists that
18:10
they think apportion whatever they make
18:12
some sales here and donate it back to a
18:13
carrier choice just the kind of Super 15
18:16
you know feel for good art for good
18:18
stuff like that fun you know it had to
18:21
be before the current artist is a lady
18:23
named Martha she's in her 70s he lives
18:26
in the LaSalle building she blocks away
18:29
from here she's a great lady got a lot
18:31
of fun artwork we're happy to put up so
18:33
they can come in here and see it up on a
18:35
wall it's inspiring and gratifying
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[Music]
19:30
so that concludes our first episode of
19:33

the Cardinal brewing project big thanks

19:36

to Steve and South Bend brew works for

19:40

hosting us today two or three weeks we

19:42

should have a pretty tasty Berliner

19:44

still undecided on the fruit but we'll

19:47

be stopping back picking out the fruit

19:49

making a decision hopefully doing some

19:51

tasting notes on that beer in the future

19:54

what's a good like sign-off

20:00

[Music]

20:09

[Music]

20:44

this is like a parking lot

20:46

this is not the right rope

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